Jared J. Bushek

Vice President Finance,

Chief Information Officer and Treasurer

608-252-7238

September 13, 2022

Sent Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, Northeast

Washington D.C. 20549

Attention:	Ms. Jenifer Gallagher Staff Accountant Office of Energy & Transportation	Mr. Karl Hiller Branch Chief Office of Energy & Transportation

Subject:	MGE Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 23, 2022 File No. 000-49965

Dear Ms. Gallagher and Mr. Hiller:

We are writing in response to your letter of September 7, 2022, which contained a comment regarding our Annual Report on Form 10-K for the year ended December 31, 2021.

For ease of reference, we have repeated the text of the comment below, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 37

1.We note that you identify electric margin and gas margin as non-GAAP measures on page 37, tabulate their composition on page 38, and provide discussions and analyses of changes in these metrics on pages 39 and 40.

Securities and Exchange Commission

September 13, 2022

Please revise your disclosures to reconcile these non-GAAP measures individually to the most directly comparable GAAP-based measures, which we believe would be the segment GAAP measures of gross margin, to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

Also provide comparable tabulations and narratives, having equal or greater prominence on the GAAP measures of gross margin, to comply with Item 10(e)(1)(i)(A) of Regulation S-K. Please submit the revisions that you propose to address these concerns.

Response:

We have considered the Staff's comment and, for the reasons that follow, we will remove the discussion of electric margin and gas margin in Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning with our quarterly report on Form 10-Q for the quarter ended September 30, 2022.

We presented electric and gas margins as we believe they provide a meaningful basis for evaluating and managing electric and gas utility operations since fuel for electric generation, purchase power costs, and cost of gas sold are passed through without mark-up to customers in current rates. We note that other utility companies use similar measures and presentations.

We also believe operating income is the most directly comparable non-GAAP measure for reconciliation of electric margin and gas margin since our regulated utility business make up the majority of our operations. We do not present gross margin in our financial statements as gross margin is not a relevant metric for our industry.

Rather than reconcile to a financial measure that does not appear in our financial statements and is not used in our industry, we will remove the discussion of electric margin and gas margin in our Management's Discussion and Analysis of Financial Condition and Results of Operations, beginning with the Form 10-Q for the quarter ended September 30, 2022.

* * * * *

We hereby acknowledge we are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like to discuss our response to the Staff's comment or if you would like to discuss any other matters, please contact me at (608) 252-7238. If for any reason it would be useful to contact me by email, my address is jbushek@mge.com.

Sincerely, /s/ Jared J. Bushek Vice President Finance, Chief Information Officer and Treasurer